Exhibit 99.1

Medigus to Invest up to an Additional $150,000 in COVID-19 Protection
Biogel Developer Polyrizon

The additional investment will advance Polyrizon towards its FDA submission

OMER, Israel, November 9, 2020 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced the signing of a non-binding term sheet for an investment in Polyrizon Ltd., a private company engaged in developing biological gels for the purpose of protecting patients against biological threats. Medigus currently holds 19.9% in Polyrizon, and following the additional investment of $100,000, Medigus will own approximately 33% of the Company on a fully diluted basis, excluding the shares that may be issued upon the deferred closing, with such holdings subject to adjustment upon the occurrence of a deferred closing. Medigus and other Polyrizon shareholders shall have the option to invest an additional aggregate amount of up to $50,000 for a period of 60 days after the initial closing.

Medigus and Polyrizon previously entered into investment and reseller agreements whereby Medigus was granted an exclusive license to resell Polyrizon’s products, focusing on a unique Biogel for protection against COVID-19, commencing once the Polyrizon’s products will receive U.S. Food and Drug Administration (FDA) approval.

Polyrizon develops highly differentiated biological gels to protect patients against biological threats and external pathogens. Future products are intended to exploit the Polyrizon’s Capture & Contain platform Technology to safely prevent allergen & virus intrusion through the upper airways and eye cavities.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing Polyrizon's future FDA submission and marketing efforts relating to such products. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of any regulatory approval, production or actual sales of Polyrizon’s products for use in connection with the COVID-19 pandemic nor the consummation of the additional investment by Medigus in Polyrizon. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com